1049 Camino Dos Rios Thousand Oaks, CA 91360 Phone:805.373.4545 Fax: 805.373.4450
February 22, 2011
Securities and Exchange Commission
Division of Corporation Finance
10 F Street NE
Washington, D.C. 20549-7010
Attention: John Cash, Accounting Branch Chief
Re:	Teledyne Technologies Incorporated Form 10-K for the fiscal year ended January 3, 2010 Filed March 2, 2010 File No. 1-15295
Dear Mr. Cash:
     Teledyne Technologies Incorporated (the “Company” or “Teledyne”) hereby provides additional information as requested by the SEC Staff during our teleconference call on January 27, 2011, related to the above-referenced filing, which has been discussed with Ernst & Young LLP, the Company’s independent registered public accounting firm, including its National Office. The information provided describes our identification of operating segments and how they are aggregated to reportable segments.
Reportable Segment Realignment
          For our 2010 Form 10-K reporting, we plan to revise our segment reporting. Our former Electronics and Communication (E&C) reportable segment will now be reported as two separate reportable segments. Additionally, recent events have affected our segment reporting of the Aerospace Engines and Components reportable segment and we have realigned and changed the reporting structure of the Energy and Power Systems reportable segment which is an insignificant segment. These changes are further described in the following paragraphs.
          We have identified the following operating segments and the related reportable segments:

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February 22, 2011

	Operating Segment	New Reportable Segment
1	Environmental Instrumentation	Digital Imaging and Instrumentation

2	Marine Instrumentation	Digital Imaging and Instrumentation

3	Digital Imaging	Digital Imaging and Instrumentation

4	Aerospace and Defense Electronics	Aerospace and Defense Electronics

5	Engineered Products and Services	Engineered Systems

6	Energy Systems	Engineered Systems

7	Turbine Engines	Engineered Systems
Electronics and Communications Segment
          Our former E&C reportable segment will now report as two separate segments which are the Digital Imaging and Instrumentation (DI&I) segment and the Aerospace and Defense Electronics (A&DE) segment. There are three operating segments in the DI&I reportable segment which are Digital Imaging, Environmental Instrumentation and Marine Instrumentation. There is one operating segment for the A&DE reportable segment.
Energy and Power Systems Segment
          The Energy and Power Systems (E&PS) reportable segment represented sales of $69.4 million (less than 4% of Teledyne’s total sales) in 2010. The three operating segments that comprised the E&PS reportable segment have been restructured into the Aerospace and Defense Electronics and the Engineered Systems segment. The Battery Products operating segment with revenue of $15.5 million is now part of the Aerospace and Defense Electronics segment as its economic characteristics are similar to this segment. The Energy Systems and Turbine Engines operating segments with total revenue of $53.9 million are now part of the Engineered Systems segment as their economic characteristics are similar to this segment. Restructuring and eliminating this insignificant reportable segment which is below the required quantitative thresholds (it is <10% of sales) better aligns the individual operating segments with other operating segments in similar markets and products and responsible management.
Aerospace Engines and Components Segment
          In December 2010, we announced an agreement to sell Teledyne’s general aviation piston engine businesses, which comprise the Aerospace Engines and Components (AE&C) reportable segment. We anticipate that this transaction will close during the first quarter of 2011. As a result, the AE&C reportable segment has been classified as a discontinued operation and is no longer a reportable segment.

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February 22, 2011
          The above changes and recent events result in the following change to our reportable segments:
FY 2010

		Historic Segment Reporting
	Reportable Segment	Revenue $M	% of Total
1	Electronics and Communication	$1,294.9	73%
2	Engineered Systems	$279.9	16%
3	Aerospace Engines and Components	$133.7	8%
4	Energy and Power Systems	$69.4	3%

	Total	$1,777.9	100%

		Proforma Segment Reporting
	Reportable Segment	Revenue $M	% of Total
1	Digital Imaging and Instrumentation	$695.7	42%
2	Aerospace and Defense Electronics	$614.7	37%
3	Engineered Systems	$333.8	21%

	Total	$1,644.2	100%
	Discontinued Operations
	Aerospace Engines and Components	$133.7
Identification of Operating Segments
          In determining our operating segments we considered the criteria under Financial Accounting Standards Board Accounting Standards Codification (“ASC”) ASC 280 — Segment Reporting. We determined that each of our product lines are an operating segment since they meet the criteria of ASC 280-10-50-1 which includes the following three characteristics:
1.	It engages in business activities from which it may earn revenues and incur expenses.

2.	Its operating results by product line are provided regularly to the Chief Operating Decision Maker (CODM).

3.	Its discrete financial information is available for each product line.
          The CODM is receiving discrete financial data at the reportable segment level on a monthly basis and does not receive product line information in the monthly financial reporting package. The CODM will only receive discrete product line financial information in the quarterly operations review meetings.
          Historically, we have had four operating segments which equaled our four reportable segments. In our revised reportable segment structure, we will have seven operating segments (eight operating segments for comparative purposes, if we included the discontinued operation) which are considered for aggregation as described below.
Aggregation Criteria
          ASC 280 allows for individual operating segments to be aggregated for reporting purposes if certain criteria are met. We evaluated our operating segments for aggregation on the basis of the criteria listed below.
•	ASC 280-10-50-11 states that operating segments may be aggregated into a single reportable segment if aggregation is consistent with the objective and basic principles of ASC 280, if the operating segments have similar economic characteristics, and if the operating segments are similar in all of the following areas:
1)	The nature of the products and services

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2)	The nature of the production processes

3)	The type or class of customer for their products and services

4)	The methods used to distribute their products or provide their services

5)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
          After evaluating our operating segments considering the aggregation criteria described above, we have aggregated our operating segments to the following reportable segments from continuing operations:

		2010 Revenue	% to Total
1.	Digital Imaging and Instrumentation	$695.7 million	42%
2.	Aerospace and Defense Electronics	$614.7 million	37%
3.	Engineered Systems	$333.8 million	21%
	Total	$1,644.2 million	100%

	Operating Segment	Reportable Segment
1	Environmental Instrumentation	Digital Imaging and Instrumentation

2	Marine Instrumentation	Digital Imaging and Instrumentation

3	Digital Imaging	Digital Imaging and Instrumentation

4	Aerospace and Defense Electronics	Aerospace and Defense Electronics

5	Engineered Products and Services	Engineered Systems

6	Energy Systems	Engineered Systems

7	Turbine Engines	Engineered Systems
          The following discussion further expands on the characteristics mentioned above for the DI&I and Engineered Systems reportable segment and why the operating segments can be aggregated to determine our reportable segments:
Digital Imaging and Instrumentation Segment
          The three operating segments in the Digital Imaging and Instrumentation (DI&I) reportable segment are as follows: Digital Imaging, Environmental Instrumentation and Marine Instrumentation. The following summarizes why the three operating segments of the DI&I reportable segment are similar based on the characteristics outlined in the guidance.
•	Similar economic characteristics:
          The operating segments have similar economic characteristics based on the following factors. The cost structures are similar by operating segment as they rely on similar production processes, capital equipment, distribution methods, sharing of resources and expertise as described further below. Our

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operating segments are measured based on similar operations metrics and year over year performance.
          Average gross margins for the Environmental Instrumentation and Marine Instrumentation operating segments which have revenues totaling $573.2 million are less than 10% of each other averaging 42%. Average contribution margins are 46%, 43% and 38%, for the Environmental Instrumentation, Marine Instrumentation and Digital Imaging operating segments, respectively. The Digital Imaging operating segment, with sales of $122.5 million, has an average gross margin of 30% which is lower than the other two operating segments due to recent acquisitions that have non-recurring acquisition or integration costs included in gross margins. We expect Digital Imaging’s long-term gross margins to improve as integration efforts proceed and new product development strategies mature and it will be in line with the other two operating segments. In fiscal 2011 and 2012, we anticipate the Digital Imaging gross margin to improve to over 33% and 41%, respectively. We believe this will bring Digital Imaging to similar economic characteristics as the other DI&I operating segments. We also believe this will be sustained for the long-term.
          We have various initiatives to increase the Digital Imaging product offering and grow sales and increase margins of these products. The Digital Imaging products we offer started with an acquisition in 2006 with an additional acquisition in 2008 and in 2010. We currently have various contracts for low rate initial production of new products which have lower margins, but should transition to higher margin future production orders. Also, we had recent inventory write-offs in 2010 in this operating segment and new product production problems which negatively impacted gross margin. We expect to transition to more fixed-price contracts versus cost-type contracts. These short term factors affect the profitability of Digital Imaging. The Digital Imaging operating segment at maturity meets all the similar criteria with the other two operating segments. Also, if Digital Imaging was not part of the DI&I reportable segment it would not meet the quantitative threshold under ASC 280 as it would be insignificant at 7.5% of total sales from continuing operations.
          It is common that operating segments may provide services, components or subsystems to be incorporated into another operating segment’s higher-level product (i.e. vertical integration). The gross margins of individual products within a suite of products may vary, but the ability to market and sell products requires the complete product offering. Therefore, one must look at the aggregation of these operating segments to understand the trends in sales and overall profits and related future cash flows and how they move together.
•	The nature of the products and services:
          The DI&I operating segments design, manufacture and sell technically complex and highly engineered electronic instrumentation that is primarily sold to regulated markets. The operating segments in this reportable segment develop

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new products and offer services based on assumed market demand. That is, products and services are developed by the operating segments and then offered to customers often as a catalog or standard product based on an ongoing product development roadmap or pipeline. The operating segments provide specialized electronic systems, instrumentation, components and services that address niche market applications in marine, environmental, and digital imaging markets. Compared to the A&DE reportable segment, these operating segments also provide a greater amount of aftermarket sales, repair services and field support.
•	The nature of the production processes:
          The DI&I operating segments primarily manufacture and assemble electronic components and products using similar production processes, capital equipment and quality processes. Quality assurance procedures, major electronic cost components and performance metrics are similar. Production processes for the operating segments within this reportable segment are generally characterized by light electronics assembly, not requiring a sterile environment. While a minority of the products produced and sold by the reportable segment do require a clean room using semiconductor processes, these products are used internally as components for other DI&I products (i.e. vertical integration).
•	The type or class of customer for their products and services:
          The end markets for these operating segments are generally characterized by a high number of individual customers, which are geographically diverse (i.e. a more global customer base). The customers that purchase these products have similar requirements regarding product performance or business contracting practices whether they are foreign or domestic, or commercial or government agencies. In addition, customer demand across these operating segments generally changes rapidly, and these operating segments have less backlog (i.e. otherwise known as “short cycle” businesses).
•	The methods used to distribute their products or provide their services:
          Given the more fragmented, global customer base, these operating segments more often sell to customers through external sales representatives with some direct sales personnel. They also exhibit in industry specific trade shows and pursue customer specific sales initiatives where employees from multiple operating segments participate.
•	The nature of the regulatory environment, for example, banking, insurance, or public utilities:
          The DI&I operating segments sell into selected regulated markets. For example products sold are subject to regulation promulgated by Environmental Protection Agency, Food and Drug Administration, Nuclear Regulatory Commission and similar agencies.
In addition, we gave consideration to the following:

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•	The manner in which an entity operates its business and the nature of those operations:
          Each operating segment operates under the Teledyne umbrella and each has the name Teledyne in their business name as well as in many of their brand names. Additionally, the reportable segment shares expertise over manufacturing operational excellence programs, new product development initiatives, purchasing programs, distribution channels and related research and development, as well as common selling efforts such as customer trade shows. The DI&I reportable segment sponsors customer-specific trade shows where employees from within the reportable segment participate.
•	Whether the components support and benefit from common research and development projects:
          The operating segments in this reportable segment share new product development initiatives and related research and development. The DI&I businesses cooperate on internally funded new product development and also jointly pursue and conduct customer sponsored research and development programs.
          The segment president monitors the DI&I reportable segment activities via daily communications, weekly conference calls, regular on-site facility visits and quarterly business reviews. The revenue generation, manufacturing expertise, product development and selling efforts of these operating segments are tightly linked and are impacted by each other’s efforts.
          Based on the above, the operating segments in the DI&I reportable segment are similar and can be aggregated under ASC 280.
Engineered Systems Segment
          The Engineered Systems reportable segment applies the skills of its extensive staff of engineers and scientists to provide innovative systems engineering and integration, advanced technology application, software development, and advanced manufacturing solutions to space, military, environmental, energy and power, chemical, biological, and nuclear systems and missile defense requirements. For the programs within Engineered Systems, the U.S. government is the ultimate customer or sponsor. To satisfy our contracts with customers, our engineers and scientists are deployed based on their technical expertise and geographic location. For example, a major portion of the engineering services provided are performed by operating segment employees at customers’ facilities. The Engineered Systems reportable segment has three operating segments which are Engineered Products and Services, Turbine Engines and Energy Systems.
•	Similar economic characteristics:
          The operating segments have similar economic characteristics based on the following factors. The cost structures and the target return on sales for each

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operating segment is within the same general range. The operating segments are measured based on similar operations metrics and year over year performance. Gross margins of the operating segments average approximately 16% and do not vary significantly, less than 10% of each other. Aggregation of these operating segments is the most effective way to understand the trends in sales and overall profits and related future cash flows.
•	The nature of the products and services:
          The operating segments provide systems engineering and integration services, advanced technology application, software development, and one of a kind or low rate production of advanced manufacturing, assembly, and test processes. Certain operating segments design, develop, and manufacture technically complex and highly engineered products. The operating segments sell products and services primarily to U.S. government sponsored sectors including the following: missile defense engineering, space programs and services, chemical, biological, and nuclear systems, remote power systems, turbine engines and hydrogen and oxygen gas generator products.
•	The nature of the production processes:
          The operating segments produce products that are one of kind or low rate production products. The products are highly engineered and share certain production systems and equipment. The operating segments have quality systems in place. The majority of the reportable segments’ work is under the Aerospace, Defense, and Commercial umbrella of either ISO9001:2008 or AS9100B Quality Management System requirements.
•	The type or class of customer for their products and services:
          The Engineered Systems operating segments sell into selected regulated markets. Regulating Agencies include, but are not limited to the following: the U.S. Department of Defense, Department of State, Department of Commerce, Department of Energy, the National Aeronautics and Space Administration, the Federal Aviation Administration and certain states’ Departments of Transportation, Health, and Environmental Protection, the Nuclear Regulatory Commission, the U.S. Code of Federal Regulations — 10CFR50 Appendix B, UCNI - Unclassified Controlled Nuclear Information, and the ECI (Export Controlled Information).
•	The methods used to distribute their products or provide their services:
          The primary mechanism for distribution of products and services in these operating segments is direct selling to the customer. To a lesser extent, nonemployee sales representatives are utilized. We participate in industry specific trade shows and symposiums. Operating segments may also jointly market themselves to specific customers.

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•	The nature of the regulatory environment, for example, banking, insurance, or public utilities:
          The operating segments sell into regulated markets as described above.
          The reportable segment president monitors the Engineered Systems activities via daily communications, weekly conference calls, regular on-site facility visits and quarterly business reviews. The revenue generation, manufacturing expertise, product development and selling efforts of these business units are tightly linked and are impacted by each other’s efforts.
          Based on the above, the operating segments in the Engineered Systems reportable segment are similar and can be aggregated under ASC 280.
Aerospace and Defense Electronics Segment
          There is only one operating segment in A&DE and therefore the operating segment is the same as the reportable segment. For reference, in contrast to the DI&I reportable segment, the markets of the A&DE reportable segment are generally characterized as discussed below.
          The A&DE gross margin is approximately 30%, since this reportable segment can have a higher materials cost content given the unique requirements of aerospace and defense specifications, and a greater degree of production processes requiring sterile environments.
          The A&DE reportable segment sells electronic products into markets regulated by the Federal Aviation Administration and the U.S. Department of Defense. Many of the A&DE products are either fully or partially customized to meet specific requirements. More specifically, the products and services of the A&DE reportable segment are most often specifically developed by the businesses to meet a customer-furnished specification or requirement.
          The A&DE reportable segment also has many common customers and a greater concentration of domestic versus international. Finally, customer demand generally evolves slowly, sales cycles have a long duration, and have more backlog (i.e. otherwise known as “long cycle” businesses).

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Conclusion
          Based on the analysis described above, our operating segments within the DI&I and Engineered Systems reportable segments, respectively, are similar and therefore have been aggregated for reporting purposes under ASC 280 as reporting separately will not add significantly to the investor’s understanding of our company. In future filings, beginning with our 2010 Form 10-K, we will disclose that we elected to aggregate certain operating segments and we will realign our segment reporting consistent with our discussion above.
          Additionally, under ASC 350 — Intangibles — Goodwill and other, beginning with FY 2010, we will test for goodwill impairment at the operating segment level which represents our reporting units. Therefore, we will test impairment of goodwill at the seven operating segments mentioned above, three for DI&I, one for A&DE and three for Engineered Systems. As previously stated to the Staff, we will also expand our disclosure in future filings to discuss the determination of our reporting units as well as our methodology for determining the fair value of each reporting unit. We also confirm to the Staff that our goodwill impairment testing results would not have changed if this new reporting structure was in place for all periods presented.
          If you have any questions regarding this response letter, please contact the undersigned at (805) 373-4611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at (805) 373-4720. Additionally, we are available to discuss our response in a telephone conversation, at your convenience, if you believe it would be beneficial to do so.

Sincerely,
/s/ Dale A. Schnittjer
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer

cc:	F.V. Cahouet — Director and Chairman of the Audit Committee, Teledyne Technologies Incorporated
R. Mehrabian — Chairman, President and Chief Executive Officer, Teledyne Technologies Incorporated
J. T. Kuelbs — Executive Vice President, General Counsel and Secretary, Teledyne Technologies Incorporated
G. Birkenbeuel — Ernst & Young LLP